UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Dante Labs International LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    5/3/2017

Physical address of issuer
234 5th Avenue, Suite 413, New York, NY 10001

Website of issuer
https://www.dantelabs.com

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,181,700	$104,528
Cash & Cash Equivalents	$338,881	$100,207
Accounts Receivable	$32,992	$4,321
Short-term Debt	$99,220	$36,217
Long-term Debt	$857,982	$219,986
Revenues/Sales	$2,308,343	$250,337
Cost of Goods Sold	$1,043,547	$45,717
Taxes Paid	$0	$0
Net Income	$376,174	-$239,946

The above reflects the consolidated financials of Dante Labs International LLC and its subsidiaries Dante Labs Inc. and Dante Labs SRL.

Annual report
(EXHIBIT A TO FORM C-AR)
April 29, 2019

Dante Labs International LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Dante Labs International LLC is a Delaware Limited Liability Company, formed on 5/3/2017. The Company is currently also conducting business under the name of Dante Labs. The Company has two subsidiaries:

Dante Labs, Inc. – a Delaware Corporation formed 3/13/2017. 100% wholly-owned subsidiary.
Dante Labs SRL- Italy, formed 09/06/2016 in L'Aquila, Italy. 100% wholly-owned subsidiary.

The Company is located at 234 5th Avenue, Suite 413, New York, NY 10001.

The Company's website is https://www.dantelabs.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has operations in Italy, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for Method and System to Protect Personal Genetic Data in December, 2017. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has not filed a Form D for its previous offerings of convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D.

Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees. In particular, the Company is dependent on Andrea Riposati, and Mattia Capulli. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

BUSINESS

Description of the Business
Dante Labs is transforming genetics. Our mission is to make advanced genomic testing accessible to everyone. We want to empower people with knowledge and insights about their own genetic information so that they can live healthy, long and happy lives.

Business Plan
In Q1 and Q2 2018, Dante Labs will introduce physician-ordered target panels for hereditary cancer, epilepsy, autism, cardiopathies and several more rare diseases. The current round will finance the development and launch of new tests in Q3 and Q4 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Genetic testing kits	Customers buy our product online, and we send them the kit with a pre-paid return label. The customer registers the kit on our website, and takes a saliva sample. The kit is sent to a partner laboratory, who then does the DNA sequencing. We receive the raw data, and generate easily to read reports for the customer, including the raw data as well.	Consumers looking for DNA analysis

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are consumers interested in genetic testing.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks
016601511 – July 28, 2017 – EUIPO – Dante Labs
016369977 – May 30, 2017 – EUIPO – Dante

Patents and Provisional Patent Applications

The Company has filed provisional patent applications for Method and System to Protect Personal Genetic Data. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application Number	Title	Application Date	Organization
62/607,431	Method and System to Protect Personal Genetic Data	December 19, 2017	US Patent Office

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	$ if Total Amount Raised	% if Closing Amount Raised	$ if Closing Amount Raised	% if Maximum Amount Raised	$ if Maximum Amount Raised
Software Development	40%	$5,550	40%	$70,300	40%	$366,300
Marketing & Business Development	20%	$2,775	20%	$35,150	20%	$183,150
R & D	20%	$2,775	20%	$35,150	24%	$219,780
Regulatory	16%	$2,220	16%	$28,120	10%	$91,575
External software licenses, cloud costs	4%	$555	4%	$7,030	6%	$54,945

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrea Riposati	Co-Founder and CEO, Managing Member	Dec 2016 - Present: Co-Founder and CEO of Dante Labs, with responsibilities over business topics. March 2014 - Nov 2016: CEO of Muse Technologies.
Mattia Capulli	Co-Founder and CTO	Dec 2016 - Present: Co-Founder and Chief Scientific Officer of Dante Labs with responsibilities over biotech and scientific topics. Oct 2015 - Dec 2016: Assistant Professor of Biotechnology at University of L'Aquila

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in New York and Italy.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
- Common units:
  - The Company has 1,000 common units outstanding. Holders of common units are entitled to one vote per common unit held. Holders of common units have dividend rights and the right to receive liquidation distributions.
- Convertible notes:
  - The Company has issued $212,000 in convertible notes, $112,000 on September 27, 2016 and $100,000 on May 19, 2017. The notes accrue no interest and have a five year maturity date. The notes convert automatically in the event of an equity financing (including securities convertible into equity) of at least $1,000,000 at a conversion price the lower of a) the per share price of the shares issued in the equity financing or b) a valuation cap of $3,500,000. Note holders have pro rata rights.
- Crowd Notes:
  - The Company has issued $536,190 in Crowd Notes on April 20, 2018.
  - The Crowd Notes will convert in the following circumstances:

    - If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred units financing raising of not less than $1,000,000).
    - Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the units of preferred membership interest sold in the qualified equity financing.
    - If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred units, and if no preferred units have been issued, then units of the Company's common membership interests.

  - The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to the $6,500,000 Valuation Cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus outstanding accrued interest of the Crowd Notes, or the number of units the Crowd Notes would convert into under the Valuation Cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the Valuation Cap.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Andrea Riposati and Mattia Capulli.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Andrea Riposati	475 common units	47.50 %
Mattia Capulli	475 common units	47.50 %

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Dante Labs International, LLC is formed under the laws of the State of Delaware on May 15, 2017. Their Italian subsidiary Dante Labs SRL was formed September 09, 2016. The Company develops and commercializes genetic tests and data analysis tools for individuals and healthcare professionals.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $338,880 in cash on hand as of December 31, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	5/19/2016 9/27/2017	Rule 506(b)	Convertible Note	$212,000	Software development, new employees, marketing expenses, SG&A.

Crowd Note	April 20, 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$536,190	Working capital, general expenses, infrastructure

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to unit with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
The Company must continue to comply with the ongoing reporting requirements until:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrea Riposati
_____
(Signature)

Andrea Riposati
_____
(Name)

CEO and Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrea Riposati
_____
(Signature)

Andrea Riposati
_____
(Name)

CEO and Managing Member
_____
(Title)

April 29, 2019
_____
(Date)

/s/Mattia Capulli
_____
(Signature)

Mattia Capulli
_____
(Name)

CSO
_____
(Title)

April 29, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Dante Labs International, LLC

A Delaware Limited Liability Company

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period January 01, 2018 to December 31, 2018

This document reflects the consolidated financials of Dante Labs International LLC
and its subsidiaries Dante Labs Inc. and Dante Labs SRL.

I, Andrea Riposati, certify that the financial statements of Dante Labs
International LLC, included in this Form are true and complete in all
material respects."

Andrea Riposati
President & CEO


Dante Labs International LLC
BALANCE SHEET 12/31/2018

ASSETS


CURRENT ASSETS

Cash:	$338,880.94
Accounts Receivable:	$32,992.00
Inventory:	$16,753.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$388,625.94**

FIXED ASSETS

Long-Term Investments:	$16,954.50
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$208,902.00
Accumulated Machinery and Equipment Depreciation:	($16,384.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$561,098.00
NET FIXED ASSETS:	**$770,570.50**

OTHER ASSETS

Goodwill:	$22,504.00

TOTAL ASSETS: **$1,181,700.44**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$60,013.00
Accrued Wages:	$8,710.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$30,497.00
TOTAL CURRENT LIABILITIES:	**$99,220.00**

LONG-TERM LIABILITY

Mortgage:	$109,792.44
Other Long-Term Liabilities:	$748,190.00
TOTAL LONG-TERM LIABILITIES:	**$857,982.44**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$-151,676.00
Net Income:	$376,174.00
TOTAL EQUITY:	**$224,498.00**

TOTAL LIABILITIES & EQUITY: **$1,181,700.44**

Dante Labs International LLC
Statement of Income
For the Year Ended 12/31/2018

Revenues	
Products	0
Less Returns and Allowances	(17,535)
Services	2,325,878
Other	0
Total Revenue	**2,308,343**
Costs	
Products	0
Services	1,043,547
Other	0
Total Cost	**1,043,547**
GROSS PROFIT	**1,264,796**
Operating Expenses	
General and Administrative	45,146
Insurance	0
Non Recurring	0
Payroll Taxes	12,430
Rent	8,760
Research and Development	298,699
Salaries and Wages	88,499
Sales and Marketing	279,548
Utilities	0
Other	0
Total Operating Expenses	**733,082**
OPERATING INCOME	**531,714**
Non-Operating or Other	
Interest Revenue	
Interest Expense	
Gain on Sale of Assets	
Loss on Sale of Assets	(1,540)

Gain from Legal Action	
Loss from Legal Action	
Depreciation and Amortization	(154,000)
Other Gain	
Other Loss	
Total Non-Operating or Other	-155,540
PRE-TAX INCOME	376,174
Taxes	
Income Tax Expense	0
NET INCOME	$376,174.00


Dante Labs International LLC
Statement of Cash Flows For
the Year Ended 12/31/2018


Cash Flow from Operating Activities

Net Income	376,174
Depreciation/Amortization	154,000
Increase in Accounts Receivable	(28,671)
Increase in Inventory	(16,753)
Increase in Other Current Assets	(238,673.94)
Increase in Notes Payable	645,982
Increase in Accounts Payable	44,365
Increase in Wages Payable	8,710
Increase in Other Current Liabilities	63,540.88
Cash Provided by/Used in Operating Activities	**1,008,673.94**

Cash Flow from Investing Activities

Expenditure on Equipment	(208,902)
Cash Provided by/Used in Investing Activities	**-770,000**

Cash Flow from Financing Activities

Cash Provided by Financing Activities	**0**

Net Increase in Cash	**238,673.94**
Beginning Cash Balance	100,207
Cash at 12/31/2018	**338,880.94**

Supplemental Information

Cash Paid for Interest	1,230